

Mail Stop 3720

January 25, 2011

<u>Via U.S. Mail and Fax</u>
Alexis Korybut
Chief Executive Officer
Tactical Air Defense Services, Inc.
123 West Nye Lane, Suite 517
Carson City, Nevada 89706

> **Re: Tactical Air Defense Services, Inc.**
> **Item 4.01 Form 8-K**
> **Filed   November 19, 2010**
> **File No.   333-79405**

Dear Mr. Korybut:

We have completed our review of your Forms 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director